Exhibit 3.3

Amendment to the Second Restated Bylaws of the Company approved June 17, 2004

RESOLVED, Article III, Section 2 of the Second Restated Bylaws of Dollar Tree Stores, Inc. (Company) are hereby amended and restated in its entirety as follows:

“NUMBER OF DIRECTORS: The Board of Directors shall consist of at least six (6) and not more than eleven (11) directors. Subject to the Articles of Incorporation and applicable law, directors shall be elected by the shareholders for three-year terms and shall serve until the election of their successors.”

The preceding resolution was duly approved by the Company’s shareholders at the annual meeting of the shareholders held on June 17, 2004.

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